

January 10, 2012

Via E-mail:
Mr. Murray J. Demo
Dolby Laboratories Inc.
100 Potrero Avenue
San Francisco, CA 94103-4813

> **Re:**   **Dolby Laboratories, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed November 23, 2011**
> **Form 10-K/A for the fiscal year ended September 30, 2011**
> **Filed November 30, 2011**
> **File No. 1-32431**

Dear Mr. Demo:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies and Estimates, page 46

1. Refer to your response to comment two from our letter dated March 15, 2011. Tell us why you opted not to include, in your current Form 10-K, your proposed disclosure set forth in Appendix B of your response.

Liquidity, Capital Resources and Financial Condition, page 55

2. We note that at September 30, 2011, your cash equivalents, short-term investments and long-term investments comprised 65% of your total assets, up from 61% as of your previous fiscal year. In lieu of a recitation of changes and other information evident to readers from the financial statements, please enhance your disclosure to add known trends or any known demands, commitments, events or uncertainties that will result in, or

that are reasonably likely to result in, your liquidity (short-term and long-term) increasing or decreasing in any material way. Refer to Item 303(a)(1) of Regulation S-K and the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and Analysis at http://www.sec.gov/rules/interp/2010/33-9144fr.pdf.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 57.

3. We note on page 81 that as of September 30, 2011, you invested $649 million in Level 2 securities consisting primarily of corporate bonds and municipal debt securities which comprised 79% of your total investments. In comparison, at September 30, 2010, you invested $504 million, or 57% of your total investments, in Level 1 securities consisting primarily of money market funds, US agency securities and US government bonds.

   Please expand your disclosure to address the reasons for the shift in your risk management policy, the resultant changes in your primary risk exposures, and how these exposures are managed or tell us why such disclosures are not required. To the extent that the investment grade ratings of these securities are materially different, please disclose those changes as well.

4. Fair Value Measurements, page 80

4. In light of the significant increase in your holdings of Level 2 securities, such as corporate bonds and municipal debt securities, please expand your disclosure to discuss the extent to which your professional pricing service is gathering observable market information as opposed to using unobservable inputs and/or pricing models such as discounted cash flow techniques. Additionally, please disclose the procedures that you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, Fair Value Measurement, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

5. In determining the fair value of your municipal debt investments, please state, if true, whether these investments are supported by letters of credit and standby purchase agreements. Please also address how you considered the expiration dates of letters of credit and standby purchase agreements that secure these investments and the ability of the municipal debt issuers to roll over their debt and renew such bank guarantees at reasonable premiums.

   Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn T. Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director